Gary R. Henrie

Attorney at Law

P.O. Box 107 Telephone:  309-313-5092

Nauvoo, IL  62354 E-mail:  grhlaw@hotmail.com

December 18, 2018

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:  GB Sciences, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 21, 2018

File No. 333-227452

To Whom It May Concern:

As securities counsel to GB Sciences, Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated November 28, 2018, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1.

Response to Comment 1:  In response to comment 1 we have added paragraphs labeled (5), (6) and (7) on page 19 of the registration statement.

Response to Comment 2:  In response to comment 2, we advise the staff supplementally that due to the lower stock price of the Company, since the filing of Amendment No. 1 to the registration statement, it became necessary to renegotiate our consulting agreements with EMLI Group, LLC and with Sylva International LLC.  Under its new agreement, EMLI Group, LLC was issued 8,000,000 warrants with an exercise price of $0.1125.  The warrants were issued on December 1, 2018, and were issued in exchange for “business advisory and consulting services related to business development, corporate finance, and mergers and acquisitions”.  Under the new agreement with Sylva International LLC, in addition to other consideration, Sylva International LLC was issued 2,000,000 warrants with an exercise price of $0.1125.  The warrants were issued on December 6, 2018, and were issued in exchange for “investor relations and consulting services”.

Also, to be compliant with Item 701 of Regulation S-K, we added the following paragraph on page 92:

1

“In December 2018, the Company issued 10,000,000 warrants to a total of two consultants in exchange for business consulting services.  Each warrant entitles the holder to purchase one share of common stock at the exercise price of $0.1125.”

Response to Comment 3:  In response to comment 3 we have added the following paragraph on pages 21 and 30 of the registration statement:

“As of September 30, 2018, the Company has advanced $253,034 under the THC Note. This amount, including accrued interest, is reported under the other assets caption on the Company's September 30, 2018 balance sheet. Subsequent to September 30, 2018, the Company terminated its agreements with THC LLC, as further described in Note 10.”

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie

Securities Counsel to the Company